Exhibit 99.9

Letter of Consent

Re:          ARC Energy Trust — Annual Report on Form 40-F

We hereby consent to the use and reference to our name and our report dated February 22, 2010 evaluating ARC Energy Trust’s petroleum and natural gas reserves as at December 31, 2009, as described in the Annual Report on Form 40-F of ARC Energy Trust for the fiscal year ended December 31, 2009 filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and the inclusions of information derived from our report.

Sincerely,

GLJ PETROLEUM CONSULTANTS LTD.

“James H. Willmon, P.Eng.”

James H. Willmon, P. Eng.
Vice-President

Calgary, Canada
Date: March 26, 2010